UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

On November 4, 2024, NLS Pharmaceutics Ltd., or NLS, NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of NLS (the “Merger Sub”), and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST) (“Kadimastem”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Kadimastem will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Merger”), and (ii) at the effective time of the Merger, each issued and outstanding ordinary share of Kadimastem, no par value, will be exchanged for and automatically converted into the right to receive from NLS that certain number of fully paid and nonassessable common shares of the NLS as calculated in accordance with the terms of the Merger Agreement.

This Report of Foreign Private Issuer on Form 6-K is being filed to provide (i) Kadimastem’s Interim Condensed Financial Statements as of and for the six months ended June 30, 2025, which are attached hereto as Exhibit 99.1; (ii) Kadimastem’s Audited Financial Statements as of and for the years ended December 31, 2024 and 2023, which are attached hereto as Exhibit 99.2; and (iii) NLS’s Unaudited Pro Forma Condensed Combined Financial Statements as of and for the six months ended June 30, 2025, which are attached hereto as Exhibit 99.3.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Unaudited Interim Condensed Financial Statements of Kadimastem Ltd. as of June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024.
99.2	Audited Financial Statements of Kadimastem Ltd. as of and for the years ended December 31, 2024 and 2023.
99.3	Unaudited Pro Forma Condensed Combined Financial Statements of NLS Pharmaceutics Ltd. for the six months ended June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 9, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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